# TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

# BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN

(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)

TEL [redacted]1-3)5157-2900

*OFFICES OF BAKER & MCKENZIE*

*EUROPE MIDDLE EAST*

AMSTERDAM, ANTWERP, BAHRAIN, BARCELONA, BERLIN, BOLOGNA, BRUSSELS, BUDAPEST, CAIRO, DÜSSELDORF, FRANKFURT, GENEVA, KYIV, LONDON, MADRID, MILAN, MOSCOW, MUNICH, PARIS, PRAGUE, RIYADH, ROME, ST.PETERSBURG, STOCKHOLM, VIENNA, WARSAW, ZÜRICH

*ASIA PACIFIC*

ALMATY, BAKU, BANGKOK, BEIJING, HANOI, HO CHI MINH CITY, HONG KONG, MANILA, MELBOURNE, SHANGHAI, SINGAPORE, SYDNEY, TAIPEI, TOKYO

*NORTH AND SOUTH AMERICA*

BOGOTÁ, BRASILIA, BUENOS AIRES, CALGARY, CARACAS, CHICAGO, DALLAS, GUADALAJARA, HOUSTON, JUÁREZ, MÉXICO CITY, MIAMI, MONTERREY, NEW YORK, PALO ALTO, PORTO ALEGRE, RIO DE JANEIRO, SAN DIEGO, SAN FRANCISCO, SANTIAGO, SÃO PAULO, TIJUANA, TORONTO, VALENCIA, WASHINGTON,D.C.


04024472

**File No. 82-5227**

April 9, 2004

<u>VIA AIR MAIL</u>

SUPPL

RECEIVED
2004 APR 20 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Organizational and Personnel Changes (dated March 30, 2004)
- Organization Chart of Sammy Corporation (as of April 1, 2004)
- Notice of Dividends to Commemorate Big Hit of Sammy-Brand Pachislot Machine Model Hokuto-no-Ken" (dated April 5, 2004)

PROCESSED
APR 21 2004
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah

Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

4/20

(Translation)

File No. 82-5227
March 30, 2004

Dear Sirs,



Name of Company: Sammy Corporation

Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Organizational and Personnel Changes

Notice is hereby given that in accordance with the resolution adopted at a meeting of the Board of Directors of Sammy Corporation (the "Company") held on March 30, 2004, organizational and personnel changes will be implemented as of April 1, 2004, as described below:

Description

1. Purpose of organizational and personnel changes

To ensure continuous growth as a global general entertainment company on a middle- and long-range basis in the future, the Company intends to implement organizational and personnel changes to leverage its organizational system. With regard to the President Office under which the functions of its relevant sections have been strengthened, to materialize more efficient organizational operations and a speedier executive system, and with regard to the SP Sales Division, to strengthen its functions to formulate plans more strategically, the Company will implement organizational and personnel changes, as described below.

2. Organizational changes (*Please see the attached Organization Chart)

(1) The President Office and the Corporate Planning Division will be integrated to a new "President Office" under which the following departments will be established:

1) Investor Relations Department; and

2) Business Planning Department (previous Business Planning Department under the Corporate Planning Division).

(2) SP Sales Division

1) The Business Planning Office will be elevated to the status of a department.

2) The Sales Control Department will be renamed to an "Agency Control Department".

3. Personnel changes

| New Title | Name | Former Title |
|---|---|---|
| Senior Managing Director, in charge of President Office | Keishi Nakayama | Managing Director, in charge of President Office and Corporate Planning Division |
| Managing Director, in charge of Administration Division and Audit Office | Kiyofumi Sakino | Managing Director, in charge of Audit Office, and Division Manager, Administration Division |
| Managing Director, in charge of Production Division, and Senior Division Manager, R&D Control Office | Kenkichi Yoshida | Director, in charge of Production Division, and Senior Division Manager, R&D Control Office |
| Senior Executive Officer | Norihiko Harada | Senior Executive Officer, and Division Manager, Production Division |
| Executive Officer, and Division Manager, Administration Division | Hideo Yoshizawa | Executive Officer, and Division Manager, Corporate Planning Division, General Manager, Business Planning Department, and General Manager, New Business Development Department |
| Division Manager, Production Division, and General Manager, Production Administration Department | Kunihiko Watanabe | In charge of Quality Assurance Department, R&D Control Office (Corporate Adviser) |
| Deputy Division Manager, Production Division, and General Manager, Administration Department | Tetsuro Furukawa | General Manager, Administration Department, Production Division |
| General Manager, Agency Control Department, SP Sales Division | Shozo Murakami | General Manager, Sales Control Department, SP Sales Division |

- END -

File No. 82-5227

# Organization Chart of Sammy Corporation
(as of April 1, 2004)


Auditors' Meeting
Audit Office
Board of Directors
President and Chief Executive Officer
Production Division
Products Distribution Department
Administration Department
Manufacturing Department
Production Administration Department
AM/N.E.W.S. Business Division
Project Control Department
Business Project Department
Business Strategy Department
Amusement Sales & Marketing Division
Overseas Business Control Department
Business Administration Department
Business Development Department
Sales Department
SP Business Control Office
SP Sales Division
Marketing Control Department
Merchandise Department
Agency Control Department
Administration Department
Sales Control Department
Business Planning Office
R&D Control Office
N.E.W.S. R&D Division
Produce Department
AM R&D Department
Software R&D Department 2
Software R&D Department 1
Image R&D Department
PC R&D Division
PC Technical R&D Department
PC Planning/Software R&D Department
PS R&D Division
PS Advance Development Department
PS Technical R&D Department
PS Software R&D Department
PS-R Planning R&D Department
PS-S Planning R&D Department
Quality Assurance Department
Purchasing Department
Patent Department
Development Administration Department
Development Promotion Office
Rights Promotion Office
Administration Division
Information Technology Department
Accounting & Finance Department
General Affairs Department
Personnel Department
Legal & Compliance Department
President Office
Business Planning Department
Investor Relations Department
Public Relations Department
Secretariat

(Translation)



**File No. 82-5227**
April 5, 2004

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

Notice of Dividends to Commemorate Big Hit of Sammy-Brand Pachislot Machine Model "Hokuto-no-Ken"

Orders received for the units of our Sammy-brand pachislot machine model "Hokuto-no-Ken" launched in October 2003 reached the total number of 500,000 on April 5, 2004. The model has become the No. 1 ever sold in the pachislot industry. After six months now since we started to accept orders for the model, we have continued to receive massive orders and massive shipments have been postponed to the business year ending March 31, 2005. We have operated at full capacity to meet customer needs at the maximum.

To thank our shareholders for continued support, it is hereby notified that we, at the meeting of the Board of Directors of Sammy Corporation (the "Company") held today, determined to submit a proposition to the 29th Ordinary General Meeting of Shareholders of the Company to be held towards the end of June 2004 to pay dividends to commemorate the big hit of the pachislot machine model "Hokuto-no-Ken", in addition to ordinary dividends, as a means of distribution of profits to our shareholders, as described below:

Description

Proposition for the distribution of profits for the (29th) business year ended March 31, 2004

| | | Interim dividend | Year-end dividend | Annual dividend |
|---|---|---|---|---|
| Ordinary dividend | Per share | ¥40.00 | ¥40.00 | ¥80.00 |
| Dividend to commemorate the big hit of our pachislot machine model "Hokuto-no-Ken" | Per share | - | ¥10.00 | ¥10.00 |
| Total | Per share | ¥40.00 | ¥50.00 | ¥90.00 |

<For reference>

1. Dividends for the (28th) business year ended March 31, 2003

| | | Interim dividend | Year-end dividend | Annual dividend |
|---|---|---|---|---|
| Ordinary dividend | Per share | - | ¥70.00 | ¥70.00 |
| Total | Per share | - | ¥70.00 | ¥70.00 |

2. Previous forecast of dividends for the business year ended March 31, 2004 (as set forth in the Brief Statement of Accounts for the Third Quarter of the Year Ending March 31, 2004 announced on January 30, 2004)

| | | Interim dividend | Year-end dividend | Annual dividend |
|---|---|---|---|---|
| Ordinary dividend | Per share | ¥40.00 | ¥40.00 | ¥80.00 |
| Total | Per share | ¥40.00 | ¥40.00 | ¥80.00 |

- END -